

January 3, 2014

<u>Via E-mail</u>
Mr. Brian Carolan
Chief Financial Officer
CommVault Systems, Inc.
2 Crescent Place
Oceanport, NJ 07757

      Re: **CommVault Systems, Inc.**
              Form 10-K for the Fiscal Year Ended March 31, 2013
              Filed May 14, 2013
              Form 10-Q for the Quarterly Period Ended September 30, 2013
              Filed October 31, 2013
              File No. 001-33026

Dear Mr. Carolan:

      We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations

Sources of Revenues, page 15

1.   We note your disclosure on page 16 that the worldwide reseller and original equipment agreements with Dell accounted for 20% of your total revenue for the six months ended September 30, 2013. You further disclose that on October 16, 2013 you notified Dell of your intention to terminate the original equipment agreement as of December 16, 2013; however, the reseller agreement currently remains in place. Please tell us the percentage of revenue generated from each of these agreements with Dell for the six months ended September 30, 2013 and the twelve months ended March 31, 2013. Also, tell us what

consideration was given to including such information in future filings in order to provide investors with a better sense as to the impact of the terminated agreement on your results of operations in the future.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan, Staff Accountant at (202) 551-3564 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief